
CONFIDENTIAL


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-47899


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING 01/01/25   AND ENDING 12/31/25
MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: **Stock Traders**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16152 Beach Blvd., Suite 271
(No. and Street)

Huntington Beach	CA	92647
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Joslin	(714) 375-1788	jeff@stocktradershb.com
(Name)	(Area Code – Telephone Number)	(Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistloe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CONFIDENTIAL

OATH OR AFFIRMATION

I, Jeff Joslin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stock Traders, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Sole Proprietor

See Attached

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 26 day of February, 2026, by
Date *Month* *Year*

(1) Jeff Joslin

(and (2) ________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NICOLE HERRIN
Notary Public - California
Orange County
Commission # 2540848
My Comm. Expires Jan 7, 2030

Place Notary Seal and/or Stamp Above

Signature ____________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or affirmation

Document Date: 2/26/2026 Number of Pages: ________

Signer(s) Other Than Named Above: ——

M1304-08 (09/19)



Stock Traders

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2025



Contents



Stock Traders

Independent Auditor's Opinion

For the Year-ended December 31, 2025





NTT & Company, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of Stock Traders:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Stock Traders (the "Company") as of December 31, 2025, and the related statements of income, proprietor's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Net Capital Computations, Determination of Reserve Requirements and Possession & Control Requirements ("Supplementary Information") contained in the supplemental information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles with the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

NTT & Company, PLLC

Beaumont, Texas

February 26, 2026

We have served as the auditor for Stock Traders since 2019.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com



Stock Traders

<u>Financial Statements</u>

For the year ended December 31, 2025



Stock Traders
Statement of Financial Condition
For the year ended December 31, 2025

Assets
    Current Assets

Cash and Cash Equivalents	$12,967	
Securities Held for Sale	728,475	
Commissions Receivable	22,602	
Total Current Assets		$764,044

    Other Assets

Security Deposit	890	
Total Other Assets		$890

Total Assets   **$764,934**

Liabilities and Owner's Equity
    Current Liabilities

Accounts Payable	$3,215	
Commissions Payable	2,224	
Credit Card	673	
Margin Debt	328,832	
Total Current Liabilities		$334,944

Owner's Equity

Retained Earnings	$419,956	
Accumulated Other Comprehensive Income	10,034	
Total Owner's Equity		$429,990

Total Liabilities and Owner Equity   **$764,934**

The accompanying notes are an integral part of these financial statements.



Stock Traders
Statement of Comprehensive Income
For the year ended December 31, 2025

REVENUE

Management Fee Income	$485,409	
Commission Income	267,783	
Mutual Funds Income	78,493	
Total Income		$831,685

EXPENSES

Commissions	$26,931	
Margin Interest/Fee	18,360	
Rent	8,536	
Insurance	6,108	
Accounting	6,000	
Dues and Subscriptions	5,796	
Telephone	3,407	
Lease	3,104	
Supplies	1,203	
Miscellaneous	358	
Total Expenses		(79,803)

INCOME FROM OPERATIONS	**$751,882**

OTHER INCOME (OTHER EXPENSE)

Interest and Dividend Income	7,955	
Total other income		$7,955

INCOME BEFORE PROVISION FOR INCOME TAXES	**$759,837**
PROVISION FOR INCOME TAXES	0
NET INCOME	**$759,837**

OTHER COMPREHENSIVE INCOME

Unrealized Gain or Loss from for sale security	$148,650
COMPREHENSIVE INCOME	**$908,487**

The accompanying notes are an integral part of these financial statements.



Stock Traders
Statement of Cash Flows
For the Year-Ended December 31, 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	908,486.52
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Commissions Receivable	25,021.69
Accounts Payable	28.00
Chase Credit Card	-388.44
Securities held for sale	-148,650.00
Margin Debt	328,832.07
Comm Payout Payable	-47.65
Net cash provided by Operating Activities	1,113,282.19
INVESTING ACTIVITIES	
Net cash provided by Investing Activities	0.00
FINANCING ACTIVITIES	
Owner's Equity:Draw, Jeff Joslin	-1,129,726.61
Net cash provided by Financing Activities	-1,129,726.61
Net cash increase for period	-16,444.42
Cash at beginning of period	29,412.00
Cash at end of period	12,967.58

The accompanying notes are an integral part of these financial statements.



Stock Traders
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2025

BEGINNING OWNER'S EQUITY, at December 31, 2024   **$651,231**

ADJUSTMENTS TO OWNER'S EQUITY

    Net income $759,837

    Unrealized Gains (Losses) $148,650

    Owner's Draws   ($1,129,728)

ENDING OWNER'S EQUITY, at December 31, 2025   **$429,990**

The accompanying notes are an integral part of these financial statements.



Stock Traders
Footnotes to Financial Statements
For the year ended December 31, 2025

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

General Securities Revenue
The Company has entered into a clearing agreement with a clearing broker whereby it introduces customers and receives revenue. Customers enter into a customer agreement with the clearing broker which establishes the terms under which the customer agrees to compensate the parties for transactions provided, including the purchase and sale of financial products and fees for account maintenance. The transaction price is determined by the market and may include a commission or markup ("transaction fees") added by the Company. The Company or clearing affiliate may charge/earn fees for margin lending, balances held, and sundry services ("other services"), as set forth in the customer agreement, which fees may be shared with the Company. All services are satisfied, and transaction and other fees are recognized, on the transaction date; the date in which the underlying financial instrument is purchased or sold, the purchaser or seller is identified, pricing is agreed, risk and rewards of ownership or dispossession has occurred and transferred, and other transaction services have been provided.

Investment Advisory Revenue
The Company's advisory customers enter into an investment advisory agreement with the Company, which sets forth the Company's obligations and right to remuneration. The fee charged the customer is calculated and earned by the Company in accordance with the rate set forth in the advisory agreement for the period in which the Company manages the customer's assets. The Company has satisfied its obligation if it has provided its services through the date of invoice to the customer, at which time investment advisory fee revenue is recognized.

12b-1 Service Fee Revenue
The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives service fee revenue in the form of 12b-1 fees for providing ongoing customer service to investors. The amount of 12b-1 fees due the Company is set forth in the selling agreement between the Company and the fund's sponsor. The Company meets its performance obligation by servicing the customer. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from the fund's sponsor, at which time 12b-1 service fee revenue is recognized.

Mutual Funds Revenue
With regard to mutual funds sold to customers by application, the firm's concession (revenue) is recorded upon our acceptance of the application. The amount we record is based on the amount invested, the class of shares, and whether Rights of Accumulation and/or Letters of Intent is applicable. Upon receipt of the Company's concession from the mutual fund sponsor a detailed statement is provided indicating the fund sponsor's calculation. The Company will adjust the revenue if the statement from the fund company sponsor indicated that our calculation was incorrect. Mutual funds often pay continuing commissions or 12b-1 fees, and customers may contribute to their mutual fund account without the Company's knowledge. In these instances, the Company does record revenue until receipt of a statement from the mutual fund sponsor identifying the transaction and indicating the amount of revenue earned. The Company will record the revenue in the period indicated on the statement. Investment managers share fees with selling broker dealers in the firm of 12b-1 fees, which are based on a percentage of the assets under management. The Company can estimate 12b-1 fees based on prior periods but must adjust revenue after receipt of the statement from the fund sponsor. The Company records 12b-1 fees as Mutual Fund revenue.



Stock Traders
Notes to Financial Statements
As of and for the Year-Ended December 31, 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Stock Traders is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations - Stock Traders (a sole proprietorship), is a brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of the customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

Stock Traders is registered with the SEC (Securities and Exchange Commission), FINRA (Financial Industry Regulatory Authority), SIPC (Securities Investor Protection Corporation), and with the State of California, Department of Corporations.

Method of accounting -The Company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions earned - All trading commissions are received through clearing brokers. Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

NOTE 2 - CASH AND CASH EQUIVALENTS

Pursuant to contract terms between Stock Traders and Hilltop Securities, Inc. (a clearing broker), a minimum balance of $10,000 must be maintained in Stock Traders' Hilltop Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Hilltop Securities, Inc. based upon Stock Traders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to Stock Traders after all accounts debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.



Stock Traders
Notes to Financial Statements
As of and for the Year-Ended December 31, 2025
(Continued)

NOTE 3 - SECURITY DEPOSIT/ OFFICE LEASE

In 2023, the Company renewed its lease agreement for its office space, The lease expired on February 10th, 2025. The security deposit for the office space is $890, which will be returned to Stock Traders upon vacating the office space. The Company currently pays month to month rent with no lease agreement.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's current assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or at carrying value that approximate fair value because of the short term nature of the instrument. Other financial instruments consist of long- term obligations. The fair value of long-term obligations is estimated based on current interest rates offered to the Company for obligations with similar remaining maturities. The recorded value of these financial instruments approximated fair value at December 31st, 2025.

NOTE 5 - SUBSEQUENT EVENTS

Date of Management Evaluation

Management has evaluated subsequent events through January 25th, 2026, the date of which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

NOTE 6 - SEGMENT REPORTING

The Company manages its business within a single operating segment in accordance with ASC Topic 280 Segment Reporting ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM), which is our Chief Executive Officer in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM uses this information, which may be adjusted for items that are non-recurring, as well as regularly provided budgeted or forecasted expense information for the single operating segment, in managing the business.



Stock Traders

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2025



Stock Traders

Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2025

Computation of Net Capital

Total Stockholder's Equity	$ 429,990
Allowable Subordinated Loans	-
Non-Allowable Assets	15,957
Haircuts on Securities Positions	
Securities Haircuts	109,271
Undue Concentration Charges	95,776
Net Allowable Capital	$ 208,986

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 22,341
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 50,000
Net Capital Requirement	$ 50,000
Excess Net Capital	$ 158,986

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 334,944
Percentage of Aggregate Indebtedness to Net Capital	160.27%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2025	$ 208,986
Adjustments	
Increase (Decrease) in Equity	-
Increase (Decrease) in Subordinated Loans	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	(0)
(Increase) Decrease in Undue Concentration Charges	(0)
Net Capital per Audit	$ 208,986
Reconciled Difference	$ -



Stock Traders

Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2025

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $208,986 which was $158,986 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 160.27%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3-3(k)2(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section. Please see that section in this reported for this information.





CONFIDENTIAL

NTT & Company, PLLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2025

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3

Exemption and No Exemption: 15c3-3(k)(2)(ii) and footnote 74 of SEC Release 34-70073

Jeff Joslin
Stock Traders
16152 Beach Blvd., Suite 271
Huntington Beach, CA 92647

Dear Jeff Joslin:

We have reviewed management's statements, included in the accompanying Exemption Report provided to us, in which Stock Traders identified 15c3-3(k)(2)(ii) and footnote 74 of SEC Release 34-70073 as the provisions under 17 C.F.R. § 15c3-3(k) under which it claims exemption and no exemption, respectively, from 17 C.F.R. §240.15c3-3. Stock Traders stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year, January 01, 2025, through December 31, 2025, without exception, or, with exception, as represented in the Exemption Report provided to us.

Stock Traders, in addition to operating under an exemption pursuant to 17 C.F.R. § 15c3-3(k), also operates pursuant footnote 74 of SEC Release 34-70073 and its business activities under which it operates pursuant to no exemption is limited to: Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Further, Stock Traders does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and Stock Traders does not carry accounts of customers and Stock Traders does not carry proprietary accounts as defined in Rule 15c3-3. Stock Traders stated that it has met the requirements to operate pursuant to footnote 74 of SEC Release 34-70073 throughout the most recent fiscal year, January 01, 2025, through December 31, 2025, without exception, or, with exception as represented in the Exemption Report provided to us.

Stock Traders's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stock Traders's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

NTT & Company, PLLC

Beaumont, Texas
February 26, 2026

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com



Stock Traders

Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2025

Stock Traders
16152 Beach Blvd., Suite 271
Huntington Beach, CA 92647

Stock Traders - Exemption Report

To: NTT & Company, PLLC
       5865 Mistletoe Avenue
       Beaumont, TX 77707

Re: 17 C.F.R. § 240.15c3-3(k)

Stock Traders (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): 15c3-3(k)(2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent audit period, January 01, 2025 through December 31, 2025, without exception.

3. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025 through December 31, 2025, without exception.

STOCK TRADERS

I, Jeff Joslin, do hereby affirm that to the best of my knowledge and belief, this Exemption Report, covering the period January 01, 2025 through December 31, 2025, is true and correct.

_____
Jeff Joslin
Sole Proprietor



Stock Traders
Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2025





Stock Traders

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2025

Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)
Form SIPC-7

Stock Traders is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2025, which were agreed to by Stock Traders and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Stock Traders's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Stock Traders's management is responsible for Stock Traders's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 01, 2025 through December 31, 2025 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5. If applicable, we compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

NTT & Company, PLLC

Beaumont, Texas
February 26, 2026

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com



Stock Traders

Supplementary Agreed Upon Procedures Report SIPC Reconciliation

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2025

SIPC 7 Reconciliation

			Date Paid:	Check #:	Paid To:
Total Due - SIPC 7	$	402			
Overpayment Applied	$	-			
Balance Due after SIPC 6 Payment and Applied Overpayment	$	216			
Paid with SIPC 6	$	186	July 21, 2025	ACH	SIPC
Paid with SIPC 7	$	215	January 21, 2025	ACH	SIPC
Total Paid	$	401			
Reconciled Difference (Overpayment) Underpayment	$	1			

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-47899

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stock Traders

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16152 Beach Blvd., Suite 271
(No. and Street)

Huntington Beach	CA	92647
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Joslin	(714) 375-1788	jeff@stocktradershb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistloe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Joslin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stock Traders, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Sole Proprietor

SEE ATTACHED

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

- [x] See Attached Document (Notary to cross out lines 1–6 below)
- [ ] See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

~~1 ______~~
~~2 ______~~
~~3 ______~~
~~4 ______~~
~~5 ______~~
~~6 ______~~

_____________________ *Signature of Document Signer No. 1*

_____________________ *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of orange

NICOLE HERRIN
Notary Public - California
Orange County
Commission # 2540848
My Comm. Expires Jan 7, 2030

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me on this 26 (*Date*) day of February (*Month*), 20 26 (*Year*), by

(1) Jeff Joslin

(and (2) ______),
Name~~(s)~~ of Signer~~(s)~~

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: oath or affirmaton

Document Date: 2/26/2026 Number of Pages: ______

Signer(s) Other Than Named Above: ——

M1304-08 (09/19)

Stock Traders

Financial Statement

Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2025

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of Stock Traders:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Stock Traders (the "Company") as of December 31, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas

February 26, 2026

We have served as the auditor for Stock Traders since

2019.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

Stock Traders
Statement of Financial Condition
For the year ended December 31, 2025

Assets
    Current Assets
        Cash and Cash Equivalents $12,967
        Securities Held for Sale   728,475
        Commissions Receivable   22,602
    Total Current Assets $764,044

    Other Assets
        Security Deposit   890
    Total Other Assets $890

Total Assets   **$764,934**

Liabilities and Owner's Equity
    Current Liabilities
        Accounts Payable $3,215
        Commissions Payable   2,224
        Credit Card   673
        Margin Debt   328,832
    Total Current Liabilities $334,944

Owner's Equity
    Retained Earnings $419,956
    Accumulated Other Comprehensive Income   10,034
    Total Owner's Equity $429,990

Total Liabilities and Owner Equity   **$764,934**

The accompanying notes are an integral part of these financial statements.

Stock Traders
Footnotes to Financial Statements
For the year ended December 31, 2025

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

General Securities Revenue
The Company has entered into a clearing agreement with a clearing broker whereby it introduces customers and receives revenue. Customers enter into a customer agreement with the clearing broker which establishes the terms under which the customer agrees to compensate the parties for transactions provided, including the purchase and sale of financial products and fees for account maintenance. The transaction price is determined by the market and may include a commission or markup ("transaction fees") added by the Company. The Company or clearing affiliate may charge/earn fees for margin lending, balances held, and sundry services ("other services"), as set forth in the customer agreement, which fees may be shared with the Company. All services are satisfied, and transaction and other fees are recognized, on the transaction date; the date in which the underlying financial instrument is purchased or sold, the purchaser or seller is identified, pricing is agreed, risk and rewards of ownership or dispossession has occurred and transferred, and other transaction services have been provided.

Investment Advisory Revenue
The Company's advisory customers enter into an investment advisory agreement with the Company, which sets forth the Company's obligations and right to remuneration. The fee charged the customer is calculated and earned by the Company in accordance with the rate set forth in the advisory agreement for the period in which the Company manages the customer's assets. The Company has satisfied its obligation if it has provided its services through the date of invoice to the customer, at which time investment advisory fee revenue is recognized.

12b-1 Service Fee Revenue
The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives service fee revenue in the form of 12b-1 fees for providing ongoing customer service to investors. The amount of 12b-1 fees due the Company is set forth in the selling agreement between the Company and the fund's sponsor. The Company meets its performance obligation by servicing the customer. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from the fund's sponsor, at which time 12b-1 service fee revenue is recognized.

Mutual Funds Revenue
With regard to mutual funds sold to customers by application, the firm's concession (revenue) is recorded upon our acceptance of the application. The amount we record is based on the amount invested, the class of shares, and whether Rights of Accumulation and/or Letters of Intent is applicable. Upon receipt of the Company's concession from the mutual fund sponsor a detailed statement is provided indicating the fund sponsor's calculation. The Company will adjust the revenue if the statement from the fund company sponsor indicated that our calculation was incorrect. Mutual funds often pay continuing commissions or 12b-1 fees, and customers may contribute to their mutual fund account without the Company's knowledge. In these instances, the Company does record revenue until receipt of a statement from the mutual fund sponsor identifying the transaction and indicating the amount of revenue earned. The Company will record the revenue in the period indicated on the statement. Investment managers share fees with selling broker dealers in the firm of 12b-1 fees, which are based on a percentage of the assets under management. The Company can estimate 12b-1 fees based on prior periods but must adjust revenue after receipt of the statement from the fund sponsor. The Company records 12b-1 fees as Mutual Fund revenue.

Stock Traders
Notes to Financial Statements
As of and for the Year-Ended December 31, 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Stock Traders is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations - Stock Traders (a sole proprietorship), is a brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of the customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

Stock Traders is registered with the SEC (Securities and Exchange Commission), FINRA (Financial Industry Regulatory Authority), SIPC (Securities Investor Protection Corporation), and with the State of California, Department of Corporations.

Method of accounting -The Company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions earned - All trading commissions are received through clearing brokers. Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

NOTE 2 - CASH AND CASH EQUIVALENTS

Pursuant to contract terms between Stock Traders and Hilltop Securities, Inc. (a clearing broker), a minimum balance of $10,000 must be maintained in Stock Traders' Hilltop Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Hilltop Securities, Inc. based upon Stock Traders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to Stock Traders after all accounts debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

NOTE 3 - SECURITY DEPOSIT/ OFFICE LEASE

In 2023, the Company renewed its lease agreement for its office space, The lease expired on February 10th, 2025. The security deposit for the office space is $890, which will be returned to Stock Traders upon vacating the office space. The Company currently pays month to month rent with no lease agreement.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's current assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or at carrying value that approximate fair value because of the short term nature of the instrument. Other financial instruments consist of long- term obligations. The fair value of long-term obligations is estimated based on current interest rates offered to the Company for obligations with similar remaining maturities. The recorded value of these financial instruments approximated fair value at December 31st, 2025.

NOTE 5 - SUBSEQUENT EVENTS

Date of Management Evaluation

Management has evaluated subsequent events through January 25th, 2026, the date of which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

NOTE 6 - SEGMENT REPORTING

The Company manages its business within a single operating segment in accordance with ASC Topic 280 Segment Reporting ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM), which is our Chief Executive Officer in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM uses this information, which may be adjusted for items that are non-recurring, as well as regularly provided budgeted or forecasted expense information for the single operating segment, in managing the business.